UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-13958

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE HARTFORD INVESTMENT AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

One Hartford Plaza, Hartford, Connecticut 06155

The Hartford Investment and Savings Plan

December 31, 2012 and 2011

Page No(s).
Report of Independent Registered Public Accounting Firm	F-1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	F-2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	F-3

Notes to Financial Statements as of December 31, 2012 and 2011 and for the year ended December 31, 2012	F-4 –F-15

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2012	F-16 –F-29

Signature	F-30

Exhibits

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	F-31

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Plan Administrator and Members of

The Hartford Investment and Savings Plan

Hartford, Connecticut

We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 28, 2013

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

($ IN THOUSANDS)

	2012	2011
Assets
Investments, at fair value:
The Hartford Stock Fund, common stock 6,928,096 and 7,580,603 shares at December 31, 2012 and 2011, respectively	$155,466	$123,185
The Hartford Index Fund	229,496	196,460
Separately managed account	80,091	5,176
Collective investment trusts	578,618	—
Mutual funds	1,115,963	1,578,577
Pooled temporary investments	34,995	55,690
Group annuity contracts—Stable Value Fund	725,429	697,521

Total investments	2,920,058	2,656,609
Receivables:
Notes receivable from participants	55,415	55,523
Dividends and interest receivable	2,491	2,864

Total receivables	57,906	58,387

Total assets	2,977,964	2,714,996
Liabilities
Administrative expenses payable	55	326

Total liabilities	55	326
Net assets available for benefits at fair value	2,977,909	2,714,670
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(48,772)	(42,679)

Net assets available for benefits	$2,929,137	$2,671,991

See Notes to Financial Statements.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

($ IN THOUSANDS)

2012
Investment gain:
Net appreciation in fair value of investments	$315,283
Dividends	21,004

Total investment gain	336,287

Interest income on notes receivable from participants	2,467

Contributions:
Employee contributions	133,767
Employer contributions, net of forfeitures	57,106
Rollover contributions	9,327

Total contributions	200,200

Total additions	538,954

Deductions from net assets attributed to:
Benefits paid to Members	279,872
Administrative expenses	1,936

Total deductions	281,808

Net increase	257,146
Net assets available for benefits:
Beginning of year	2,671,991

End of year	$2,929,137

See Notes to Financial Statements.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

AND FOR THE YEAR ENDED DECEMBER 31, 2012

($ IN THOUSANDS)

Note 1. Description of the Plan

The following description of The Hartford Investment and Savings Plan (the “Plan” or “ISP”) as of December 31, 2012 is provided for general information purposes only. Members should refer to the Plan Document for more complete information. “Members” refers to eligible participants of the Plan.

The Hartford Financial Services Group, Inc. (“HFSG” and together with its subsidiaries, “The Hartford”, the “Company”) is an insurance and financial services company. The Hartford, headquartered in Connecticut, is among the largest providers of investment products and life, property, and casualty insurance to both individual and business customers in the United States of America. Also, The Hartford continues to administer business previously sold in Japan and the United Kingdom. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of The Hartford.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and certain definitions are contained in the Plan Document. A Summary Plan Description setting forth the highlights of the Plan is available to Members on the Fidelity NetBenefits website. Fidelity Investments Institutional Operations Company, Inc. serves as the record keeper of the Plan.

Plan Changes

See Note 11 for a general description of amendments made to the Plan Document during the years ended December 31, 2012 and 2011.

General

The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company. The Pension Administration Committee of the Company controls and manages the operation and administration of the Plan, subject to certain exemptions that are specified in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Trust, as defined in the Plan Document, is the aggregate funds held by the trustee, State Street Bank and Trust Company (the “Trustee”), under the trust agreement established for the purposes of this Plan.

Contributions

Members may elect to save a percentage of their base salary and may designate their savings as before-tax, Roth 401(k), after-tax or a combination thereof. Generally, savings may be elected based on 1% to 30% of base salary. Members who are highly compensated employees may have contribution limits of less than 30% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the “Code”).

Basic Savings are contributions which are not in excess of the first 6% of a Member’s base salary. For Members who have completed at least six months of service, an amount equal to 50% of a Member’s Basic Savings is matched by the Company (“Matching Company contribution”). Members’ savings in excess of 6% of base salary are Supplemental Savings that are not matched by the Company. In addition, in 2012, the Company contributed 0.5% of highly compensated eligible employees’ base salary and 1.5% of all other eligible employees’ base salary (“Floor Company contribution”) to each employee’s Floor Company contribution account. An employee became eligible in 2012 for Floor Company contributions after completing six months of service, regardless of whether the employee elects to participate in the Plan.

Administrative Costs

The Trust pays certain administrative expenses of the Plan out of the assets of the Trust. Expenses not paid by the Trust are borne by the Company.

Note 1. Description of the Plan (continued)

Member Accounts

Individual accounts are maintained for each Member. Each Member’s account is credited with that Member’s contributions and allocations of (a) the Matching Company contributions and Floor Company contributions and (b) Plan earnings, and is charged with withdrawals and an allocation of administrative expenses and Plan losses. Allocations are based on Member account balances, as defined in the Plan Document. The benefit to which a Member is entitled is the benefit that can be provided from that Member’s vested account balance.

Vesting

Members are 100% vested at all times with respect to Member and Floor Company contributions and earnings thereon. Vesting in Matching Company contributions begins after one year of service at which time Members are 20% vested. The vesting increases 20% each consecutive year until the fifth anniversary of service at which time the Members are 100% vested. Notwithstanding the foregoing statement, a Member becomes fully vested in such Member’s Matching Company contribution account upon retirement (for retirement eligible Members), disability, death, reaching age 65, or upon the complete discontinuance of Company contributions or termination of the Plan.

Investment Options

As of December 31, 2012, contributions of Member savings and Company contributions may be invested in any of the twenty-six investment options of the Plan in multiples of 1%, as elected by the Member (“Member directed investments”).

Certain investment options are parties-in-interest with The Hartford. See Notes 3 and 10 for further discussion.

Member Loans

Members may borrow from their accounts a minimum of $0.5 to a maximum equal to the lesser of $50 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the Member’s account. The interest rate on a loan in a calendar quarter is set on the last business day of the prior February, May, August or November based on the prime rate provided by Thomson Reuters on that date plus one percentage point and is fixed for the term of the loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or certain other reasons, Members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of their vested account balance, annual installments over a period not greater than thirty years (subject to certain conditions), or annual installments over the recipient’s life expectancy. Distributions may be paid in cash or, with respect to The Hartford Stock Fund, in stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.

Forfeitures

At December 31, 2012 and 2011, forfeited non-vested account balances totaled $34 and $5, respectively. These forfeitures are applied to reduce future Matching Company contributions. During the year ended December 31, 2012, Matching Company contributions were reduced by $2,130 from forfeitures.

Note 2. Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Note 2. Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The guidance is effective for reporting periods beginning after December 15, 2011. The effect of the adoption of ASU 2011-04 had no impact on the Plan’s statements of net assets available for benefits and statement of changes in nets assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (See Note 5). The fair value of the common stock of HFSG is based on quoted market prices. The Hartford Index Fund, separately managed account, mutual funds, collective investment trusts and pooled temporary investment funds are valued at the net asset value of shares, which represent the fair value of the underlying securities, held by the Plan at year end. The group annuity contracts (the “Stable Value Fund”) include synthetic guaranteed investment contracts (“GICs”) whose underlying securities are stated at fair value. Fair value of the underlying securities in the GICs is determined based on the discounted replacement cost methodology, which incorporates the difference between current market level rates for the wrapper contract and the wrapper fee presently being charged. The GICs are stated at fair value and then adjusted to contract value as described in Note 4.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities, which are reflected in the statement of changes in Net Assets Available for Benefit, may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment expenses charged to the Plan for investments in the mutual funds and collective investment trusts are charged directly against the assets of the fund and are not separately reflected. Consequently, investment expenses are reflected as a reduction of investment return for such investments. As of December 31, 2012 there were no unfunded commitments or redemption restrictions on collective investment trusts.

Payment of Benefits

Benefits paid to Members are recorded when distributed.

Contributions

Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Members’ compensation.

Notes Receivable from Members

Notes receivable from Members are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent Member loans are recorded as distributions based on the terms of the Plan Document.

Note 3. Investments

The following investments represented 5% or more of the Plan’s net assets available for benefits at the end of the Plan year:

	December 31,
	2012	2011
* The Hartford Stock Fund, common stock (6,928,096 and 7,580,603 shares at December 31, 2012 and 2011, respectively)	$155,466	$	**
* The Hartford Index Fund	229,496		196,460
Collective investment trusts:
Vanguard Target Retirement 2025	149,108		**
Mutual funds:
* Capital Appreciation HLS Fund	285,340		280,337
* MidCap HLS Fund	231,046		221,666
* Dividend and Growth HLS Fund	148,483		137,410
Group annuity contracts:
Monumental Life Insurance Company, Contract #MDA01098TR	**		139,905
Prudential, Contract #GA62433	160,861		155,392

*	Indicates party-in-interest
**	Investment did not represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2012 or December 31, 2011

For the year ended December 31, 2012, the Plan’s investments had appreciated, including gains and losses on investments bought and sold, as well as held during the year, as follows:

December 31, 2012
The Hartford Stock Fund	$45,454
The Hartford Index Fund	31,282
Separately managed account	6,710
Group annuity contracts	21,892
Mutual funds
Bond Investments	6,187
Large-Cap Equities	59,561
Mid-Cap Equities	39,849
Small-Cap Equities	20,208
International Equities	24,402
Vanguard Retirement Funds (through 1/31/2012)	(6,902)
Collective investment trusts
Vanguard Target Retirement Funds	66,635
SSGA Real Asset	5

Net appreciation in fair value of investments	$315,283

Note 4. Investments in Group Annuity Contracts

The Plan has entered into numerous synthetic group annuity contracts with unaffiliated insurance carriers within the Stable Value Fund. A synthetic group annuity contract is an investment contract through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a fixed income portfolio of financial instruments that are owned by the Plan. The synthetic GIC contracts include underlying securities which are held in a trust owned by the Plan and utilize a benefit-responsive wrapper contract managed by The Dreyfus Corporation through its Bank of New York (“BNY”) Mellon Stable Value Group. The fair value of the benefit-responsive wrapper contracts was $30 at December 31, 2012 and $(148) at December 31, 2011. The contract provides that Members execute Plan transactions at contract value. These contracts are fully benefit-responsive and are included in the financial statements at fair value (see Note 2). Fully benefit-responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. Certain events, such as a Plan termination, divestiture or reduction in force may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan Sponsor does not believe that it is probable that any such events would limit the ability of the Plan to transact at contract value.

The relationship of future crediting rates and the adjustments to contract value reported on the statements of net assets available for benefits are provided through the mechanism of the crediting rate formula. The crediting rate is based on the current yield-to-maturity, the duration of the portfolio, and the amortization of gains and losses, defined as the difference between the market value and contract value of the wrapper. Key factors that could influence future crediting rates include, but are not limited to, Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund and the initiation of an extended termination of one or more synthetic GIC contracts by the manager or the contract issuer. The rate of return earned on a synthetic GIC is generally reset quarterly by the issuer based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value, but the rate can not be less than zero.

The contract issuer is not allowed to terminate any of the synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach include, but are not limited to, material misrepresentation, failure to pay synthetic GIC fees, or any other payment due under the contract, and failure to adhere to investment guidelines. The Plan did not breach any contracts in 2012 or 2011.

Average yields:	2012	2011
Based on annualized earnings (1)	2.80%	3.31%
Based on interest rate credited to participants (2)	3.00%	3.55%

(1)	Calculated by taking the fair value sum of the funds holdings multiplied by their respective yields, divided by the total sum of the holdings as of December 31, 2012 and 2011, respectively.
(2)	Calculated by taking the sum of the book value holdings multiplied by the crediting rate, divided by the fair value of the funds as of December 31, 2012 and 2011, respectively.

The following table represents the adjustment from fair value to contract value for each of the contracts as of December 31, 2012:

Carrier Name	Contract Number	Major Credit Ratings	Investments at Contract Value	Investments at Fair Value	Adjustment from Fair Value to Contract Value
Monumental Life Insurance Company	MDA01097TR	AA+ /Aa3	$122,959	$137,854	$(14,895)
Monumental Life Insurance Company	MDA01098TR	AA- / Aa2	139,267	145,690	(6,423)
Natixis Financial Products Inc.	1879-01	AA / Aa2	88,778	89,890	(1,112)
Natixis Financial Products Inc.	1879-02	AA+ /Aa3	91,135	102,142	(11,007)
New York Life	GA29021	AA+ /Aaa	84,411	88,992	(4,581)
Prudential	GA62433	AA / Aa1	150,107	160,861	(10,754)

Total			$676,657	$725,429	$(48,772)

Note 4. Investments in Group Annuity Contracts (continued)

The following table represents the adjustment from fair value to contract value for each of the contracts as of December 31, 2011:

Carrier Name	Contract Number	Major Credit Ratings	Investments at Contract Value	Investments at Fair Value	Adjustment from Fair Value to Contract Value
Monumental Life Insurance Company	MDA01097TR	AA+ /Aa3	$118,098	$130,369	$(12,271)
Monumental Life Insurance Company	MDA01098TR	AA / Aa2	135,642	139,905	(4,263)
Natixis Financial Products Inc.	WR1879-01	AA /Aa2	86,448	88,616	(2,168)
Natixis Financial Products Inc.	1879-02	AA+ /Aa3	87,544	96,597	(9,053)
New York Life	GA29021	AA+ /Aaa	82,169	86,642	(4,473)
Prudential	GA62433	AA+ /Aa1	144,941	155,392	(10,451)

Total			$654,842	$697,521	$(42,679)

Note 5. Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques — Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Generally, the Plan determines the estimated fair value of its fixed income securities, equity securities and short-term investments using the market approach. The income approach is used for securities priced using a pricing matrix, as well as for derivative instruments. The stable value fund and collective investment trust assets are measured at fair value using a NAV as a practical expedient. For Level 1 investments, which are comprised primarily of exchange-traded equity securities, valuations are based on observable inputs that reflect quoted prices for identical assets in active markets that the Plan has the ability to access at the measurement date.

For most of the Plan’s debt securities, the following inputs are typically used in the Plan’s pricing methods: reported trades, benchmark yields, bids and/or estimated cash flows. For securities except U.S. Treasuries, inputs also include issuer spreads, which may consider credit default swaps.

ABS, CMBS and RMBS — Primary inputs also include monthly payment information, collateral performance, which varies by vintage year and includes delinquency rates, collateral valuation loss severity rates, collateral refinancing assumptions and, for ABS and RMBS, estimated prepayment rates.

Corporates — Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote, if available. Inputs also include observations of credit default swap curves related to the issuer.

Municipals — Primary inputs also include Municipal Securities Rulemaking Board reported trades and material event notices, and issuer financial statements.

Short-term investments — Primary inputs also include material event notices and new issue money market rates.

Note 5. Fair Value Measurements (continued)

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stable Value Fund — Valued at the net asset value of the underlying investments of a separate managed account within the Plan’s trust, which consists of units of collective investment trusts and a separate account guaranteed investment contract (GIC). The GIC primary inputs include market-corroborated discount rates. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value.

Collective Investment Trusts — The fair value of the collective trust investments are valued at the net asset value per unit as reported by the sponsor of the collective trust funds derived from the exchange where the underlying securities are primarily traded and are redeemable daily.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2012 and 2011.

The tables below include the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2012 and 2011.

	Investment Assets at Fair Value as of December 31, 2012
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Short Term Investments	$—	$108,780	$—	$108,780
Fixed Income Securities:
Group annuity contracts
Short Term Investments	—	13,073	—	13,073
Guaranteed Investment Contract	—	88,992	—	88,992
Debt Securities including U.S. Government Securities	—	622,795	570	623,365
Bond Investments	117,113	68,649	1,127	186,889
Equity Securities:
Company Stock	155,466	—	—	155,466
Large-Cap Equities	444,137	230,652	—	674,789
Mid-Cap Equities	231,046	—	—	231,046
Small-Cap Equities	136,634	—	—	136,634
International Equities	123,562	—	—	123,562
Vanguard Target Retirement Funds	—	577,462	—	577,462

Total investments at fair value [1]	$1,207,958	$1,710,403	$1,697	$2,920,058

[1]	Excludes $711 of dividend receivable and $1,780 of interest receivable recorded at fair value.

Note 5. Fair Value Measurements (continued)

	Investment Assets at Fair Value as of December 31, 2011
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Short Term Investments	$—	$132,810	$—	$132,810
Fixed Income Securities:
Group annuity contracts
Short Term Investments	—	17,047	—	17,047
Guaranteed Investment Contract	—	86,784	—	86,784
Debt Securities including U.S. Government Securities	969	592,281	440	593,690
Bond Investments	163,337	—	—	163,337
Equity Securities:
Company Stock	123,185	—	—	123,185
Large-Cap Equities	422,923	196,460	—	619,383
Mid-Cap Equities	221,666	—	—	221,666
Small-Cap Equities	136,872	—	—	136,872
International Equities	148,227	—	—	148,227
Vanguard Retirement Funds	413,608	—	—	413,608

Total investments at fair value [2]	$1,630,787	$1,025,382	$440	$2,656,609

[2]	Excludes $764 of dividend receivable and $2,100 of interest receivable recorded at fair value.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.

In February of 2012, the Plan’s investment in the Vanguard Funds changed in structure from Mutual funds to Collective investment trusts (CIT) and the corresponding assets are now classified as Level 2 as opposed to Level 1. As of December 31, 2012 there were $577,462 Level 2 CIT investments. As of December 31, 2011 there were $413,608 Level 1 Vanguard Retirement Fund investments.

Note 5. Fair Value Measurements (continued)

Rollforward of Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31, 2012 and 2011. As reflected in the table below, the net unrealized gain/(loss) on Level 3 investment assets was $206 and $(2,446) as of December 31, 2012 and 2011, respectively.

	Level 3 Investment Assets and Investment Liabilities
	Year Ended December 31, 2012
	Group Annuity Contracts	Bond Investments	Total
Balance, beginning of year	$440	$—	$440
Realized gains/(losses), net	—	—	—
Unrealized gains/(losses), net	184	22	206
Purchases	—	1,107	1,107
Issuances	—	—	—
Settlements	—	—	—
Sales	(54)	(2)	(56)
Transfers in to Level 3	—	—	—
Transfers out of Level 3	—	—	—

Balance, end of year	$570	$1,127	$1,697

Level 3 Investment Assets and Investment Liabilities
Year Ended December 31, 2011
Group Annuity Contracts
Balance, beginning of year	$6,115
Realized gains/(losses), net	91
Unrealized gains/(losses), net	(2,446)
Purchases	—
Issuances	—
Settlements	—
Sales	(2,486)
Transfers in to Level 3	639
Transfers out of Level 3	(1,473)

Balance, end of year	$440

The change in unrealized gains/(losses) included in the statement of changes in net assets available for benefits related to assets still held at the reporting date totaled $180 and $(2,367) as of December 31, 2012 and 2011, respectively.

The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 6. Derivative Financial Instruments

Futures Contracts — The Plan enters into futures contracts as part of the Stable Value Fund in the normal course of its investing activities to manage market risk associated with the Plan’s fixed-income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal, as they are traded on organized exchanges and settled daily. The current day’s gains and losses are classified as derivatives receivable/payable for the investment portfolio, with a value of $0 and $(5) at December 31, 2012 and December 31, 2011, respectively.

During 2012 and 2011, the Plan was a party to futures contracts held for trading purposes for U.S. Treasury bonds. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount (“initial margin”) equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts. U.S. Treasury bills owned and included in the investments of the Plan, with a value of $899 and $1,212 at December 31, 2012 and 2011, respectively, were held by the Plan’s brokers as performance security on futures contracts.

At December 31, 2012 and 2011, the Plan had futures contracts to purchase or sell U.S. Treasury bonds contracts.

The fair value of futures contracts in the statements of net assets available for benefits is zero at December 31, 2012 and 2011, as cash settlements are done daily. Changes in fair value are accounted for as net depreciation in fair value of investments. For the years ended December 31, 2012 and 2011, the net loss related to future contracts was $(1,986) and $(1,349), respectively.

Note 7. Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated March 23, 2004 that the Plan and related Trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires that Plan management evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to audit by the IRS; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Note 8. Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, the interests of affected Members automatically become fully-vested.

Note 9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits between the accompanying financial statements and the amounts reflected in Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per accompanying financial statements	$2,929,137	$2,671,991
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	48,772	42,679

Net assets per Form 5500	$2,977,909	$2,714,670

Note 9. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of total investment loss and contributions on the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2012:

Total investment gain and contributions per accompanying financial statements	$538,954
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of the year	(42,679)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at the end of the year	48,772

Total income per Form 5500	$545,047

The following is a reconciliation of benefits paid to Members between the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2012:

Benefits paid to Members per accompanying financial statements	$279,872
Add amounts allocated to withdrawing Members current year	—
Deduct amounts allocated to withdrawing Members prior year	—
Deduct corrective distributions	31
Deduct amounts allocated to deemed loan distributions	149

Benefits paid to Members per Form 5500	$279,692

Note 10. Party-in-Interest Transactions

Certain plan investments are in funds managed by the Trustee, certain subsidiaries of the Company and BNY Mellon. Fees paid by the Plan for trustee, custodial and investment management services amounted to $314 for the year ended December 31, 2012.

Fees paid by the Plan to a subsidiary of the Company pursuant to a group annuity contract issued by a subsidiary amounted to $62 for the year ended December 31, 2012. In addition, certain Plan investments are shares of mutual funds that are sponsored by The Hartford and shares of HFSG’s common stock. At December 31, 2012 and 2011, the Plan held 6,928,096 shares and 7,580,603 shares of common stock of HFSG with a cost basis of $231,071 and $254,229, respectively. During the year ended December 31, 2012, the Plan recorded dividend income from HFSG’s common stock and The Hartford’s mutual funds of $20,233.

Note 11. Plan Amendments and Other Changes

Effective January 1, 2012, the Plan was amended to make certain technical changes to clarify that: (1) returned excess contributions are adjusted for investment gains and losses through plan year end, and (2) the common stock of HFSG, of which The Hartford Stock Fund is largely comprised, is publicly traded.

Effective February 1, 2012, in the first step of a two-step process, the Plan transitioned its default funds from Vanguard Target Retirement mutual funds to collective investment trusts (the Vanguard Target Retirement Trusts II series of funds), and was amended to reflect this change. Technical changes were also made in the amendment to reflect the Plan’s account structure on the recordkeeping system.

Effective April 2, 2012, the Plan was amended to allow Members to appoint an investment manager (made available for this purpose by The Hartford Pension Administration Committee) to invest his or her Plan account.

Effective June 1, 2012, the Plan completed the transition of its default funds to the Vanguard Target Retirement Trusts I. Two new target date funds, the Vanguard Target Retirement 2055 Trust I and Vanguard Target Retirement 2060 Trust I, were also added to the Plan, and the Hartford High Yield HLS Fund was replaced with the ISP High Yield Bond Fund. The Plan was amended to reflect these changes, as well as for technical changes to reflect the Plan’s receipt of settlement proceeds in connection with the settlement of In re. Hartford Financial Services Group, Inc. ERISA Litigation, No. 3:08-cv-01708 (D. Conn.).

Effective August 1, 2012, the Plan was amended to provide that, in the event of the removal of an investment fund, existing balances and subsequent new contributions will be invested in a fund designated by the Hartford Fire Insurance Company Investment and Savings Plan Investment Committee in the absence of a Member’s investment election.

Effective September 1, 2012, the Hartford Global Growth HLS Fund was no longer available under the Plan.

Note 11. Plan Amendments and Other Changes (continued)

Effective November 1, 2012, the Plan was amended to provide the Executive Vice President, Human Resources with the authority to adopt any Plan amendment that does not involve a material cost to The Hartford Financial Services Group, Inc., Hartford Fire Insurance Company or the Plan.

Also by Plan amendment effective November 1, 2012, certain Plan design changes were implemented, effective as of January 1, 2013, including:

•	the one-time automatic enrollment, at a 3% before-tax contribution rate, of any Member not currently contributing at least 3% of his or her eligible earnings to the Plan unless he or she provided a subsequent election,

•	the adoption of a safe harbor plan design in order to avoid certain annual non-discrimination testing,

•	an increase in the matching contribution amount from 50% to 100% of employee contributions of up to 6% of eligible earnings each pay period,

•	the replacement of the existing floor company contribution with a new non-elective company contribution of 2% of eligible earnings,

•	a shorter, 2-year vesting period for employer matching contributions and non-elective company contributions made after January 1, 2013,

•	an expansion of the definition of eligible earnings to include annual bonuses and overtime,

•	the accelerated eligibility to receive matching and non-elective company contributions, from 6 months to 90 days of service, for newly hired employees hired on or after January 1, 2013, and

•	a 90-day delay in eligibility to make employee contributions for newly hired employees hired on or after January 1, 2013 (previously, newly hired employees were immediately eligible to make employee contributions).

Effective December 1, 2012, the State Street Global Advisors (SSGA) Real Asset Fund was added to the Plan.

Effective December 31, 2011, the Plan was amended so that in the event that a proper Investment Fund election is not on file for a Member, legal settlement proceeds resulting from the settlement of In re. Hartford Financial Services Group, Inc. ERISA Litigation, No. 3:08-cv-01708 (D. Conn.) shall be invested in the Stable Value Fund.

The definition of “Salary” in the Plan was amended to cease the inclusion of rehabilitation pay after December 31, 2011.

Effective October 1, 2011, the Plan was amended to allow the conversion of eligible amounts to Roth 401(k) contributions under the Plan.

Effective June 1, 2011, The Dreyfus Corporation through its BNY Mellon Stable Value Group, assumed manager responsibilities for the Stable Value Fund.

Note 12. Subsequent Events

For the year ended December 31, 2012, subsequent events were evaluated through the date the financial statements were issued.

Effective January 1, 2013, the Company will pay certain plan recordkeeping fees, administrative expenses and trustee fees previously paid by Members.

Effective July 1, 2013, three new multi-manager equity funds will be added to the plan: a large-cap equity fund, a small/mid-cap equity fund and an international equity fund. The new multi-manager funds will be comprised of several underlying funds (the Hartford Capital Appreciation HLS Fund, the Hartford Dividend and Growth HLS Fund, the Columbus Circle Large Cap Growth Fund, the Hartford Small Company HLS Fund, the Hartford Mid Cap HLS Fund and the Hartford International Opportunities HLS Fund), which will no longer be available as stand-alone options under the Plan. The RS Partners Y Fund will no longer be available under the Plan. All existing balances in, and future contributions to, those funds will be transferred to the corresponding new investment funds.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	The Hartford Stock Fund
*	The Hartford	The Hartford Stock Fund, common stock (6,928,096 shares)	***	$155,466
*	State Street Bank and Trust	State Street Cash Fund – STIF	***	237

		Subtotal Stock Fund		155,703

	The Hartford Index Fund
*	The Hartford	Index Fund, Fund #NCD5	***	229,496

		Subtotal Index Fund		229,496

	Separately managed account
	Columbus Circle	Columbus Circle Large Cap Growth Fund, Fund #NMB2	***	10,314
*	State Street Bank and Trust	State Street Cash Fund – STIF	***	491
	ISP High Yield
*	The Hartford	Hartford Series Fund, Inc. ISP High Yield Fund, Class IA shares, Fund #NMB8	***	69,776

		Subtotal Separate Account		80,581

	Mutual Funds:
	Total Return Bond HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Bond HLS Fund, Class IA shares, Fund #NCC3	***	117,113
	Money Market HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Money Market HLS Fund, Class IA shares, Fund #NCD1	***	73,786
	Dividend and Growth HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Dividend and Growth HLS Fund, Class IA shares, Fund #NCD4	***	148,483
	International Opportunities HLS Fund
*	The Hartford	Hartford Series Fund, Inc. International Opportunities HLS Fund, Class IA shares, Fund #NCC6	***	123,562
	Capital Appreciation HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Capital Appreciation HLS Fund, Class IA shares, Fund #NCD3	***	285,340
	Small Company HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Small Company HLS Fund, Class IA shares, Fund #NCC1	***	127,732
	MidCap HLS Fund
*	The Hartford	Hartford Series Fund, Inc. MidCap HLS Fund, Class IA shares, Fund #NCC2	***	231,046
	RS Partners Y Fund
	RS Partners	RS Partners Y Fund, Fund # NMB1	***	8,902

		Subtotal Mutual Funds		1,115,964

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Collective Investment Trusts:
	Real Asset C
	SSGA	SSGA Real Asset C Fund, Fund # NMB9	***	$1,156
	Target Retirement Income Fund
	Vanguard	Vanguard Target Retirement Income Fund, Fund #NMA4	***	37,018
	Target Retirement 2010 Fund
	Vanguard	Vanguard Target Retirement 2010 Fund, Fund #NMB3	***	11,220
	Target Retirement 2015 Fund
	Vanguard	Vanguard Target Retirement 2015 Fund, Fund #NMA6	***	100,593
	Target Retirement 2020 Fund
	Vanguard	Vanguard Target Retirement 2020 Fund, Fund #NMB4	***	22,340
	Target Retirement 2025 Fund
	Vanguard	Vanguard Target Retirement 2025 Fund, Fund #NMA7	***	149,108
	Target Retirement 2030 Fund
	Vanguard	Vanguard Target Retirement 2030 Fund, Fund #NMB5	***	24,134
	Target Retirement 2035 Fund
	Vanguard	Vanguard Target Retirement 2035 Fund, Fund #NMA8	***	137,218
	Target Retirement 2040 Fund
	Vanguard	Vanguard Target Retirement 2040 Fund, Fund #NMB6	***	14,961
	Target Retirement 2045 Fund
	Vanguard	Vanguard Target Retirement 2045 Fund, Fund #NMA9	***	66,388
	Target Retirement 2050 Fund
	Vanguard	Vanguard Target Retirement 2050 Fund, Fund #NMB7	***	13,212
	Target Retirement 2055 Fund
	Vanguard	Vanguard Target Retirement 2055 Fund, Fund #NMB0	***	600
	Target Retirement 2060 Fund
	Vanguard	Vanguard Target Retirement 2060 Fund, Fund #NCC9	***	670

		Subtotal Collective Investment Trusts		578,618

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Stable Value Fund
*	BNY Mellon	Stable Value Fund, Fund #NCD6, including the following group annuity contracts:
	Natixis Financial Products Inc.	Group Annuity Contract #WR1879-02, 4.02% **			***	$102,142
	Monumental Life Insurance Company	Group Annuity Contract #MDA01097TR, 4.03% **			***	137,854

	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	AT+T INC	5.800%	02/15/19	820,000	***	1,006
	AT+T INC	2.625%	12/01/22	645,000	***	646
	ABBVIE INC	1.750%	11/06/17	359,000	***	363
	ADOBE SYSTEMS INC	4.750%	02/01/20	234,000	***	262
	AETNA INC	1.750%	05/15/17	219,000	***	222
	AETNA INC	1.500%	11/15/17	474,000	***	475
	AFFILIATED COMPUTER SVCS	5.200%	06/01/15	235,000	***	253
	AIRGAS INC	2.850%	10/01/13	255,000	***	259
	FNMA TBA 3PCT JAN 30 SINGLE FA	3.000%		3,225,000	***	3,379
	FNMA TBA 30YR SINGLE FAMILY JA	3.500%		5,471,300	***	5,833
	ALLY AUTO RECEIVABLES TRUST	1.550%	08/17/15	350,000	***	354
	ALLY AUTO RECEIVABLES TRUST	2.230%	03/15/16	256,000	***	262
	ALLY AUTO RECEIVABLES TRUST	0.650%	03/17/14	20,495	***	21
	ALLY AUTO RECEIVABLES TRUST	0.930%	02/16/16	180,000	***	181
	AMERICA MOVIL SAB DE CV COMPANY	5.000%	10/16/19	500,000	***	580
	AMERICAN EXPRESS CO	6.150%	08/28/17	101,000	***	122
	AMERICAN EXPRESS CREDIT	2.375%	03/24/17	434,000	***	454
	AMERICAN EXPRESS CREDIT	1.411%	06/12/15	430,000	***	437
	AMERICAN INTL GROUP	4.250%	05/15/13	435,000	***	440
	AMERICAN INTL GROUP	4.875%	09/15/16	207,000	***	232
	AMERICREDIT AUTOMOBILE RECEIVA	0.900%	09/08/14	28,632	***	29
	ANGLO AMERICAN CAPITAL	2.625%	09/27/17	400,000	***	408
	ANHEUSER BUSCH INBEV WOR	5.375%	11/15/14	154,000	***	167
	ANHEUSER BUSCH INBEV WOR	1.500%	07/14/14	296,000	***	300
	EXPRESS SCRIPTS HOLDING CO	3.900%	02/15/22	332,000	***	358
	AUST + NZ BANKING GROUP	1.875%	10/06/17	500,000	***	510
	BAE SYSTEMS HOLDINGS INC	5.200%	08/15/15	480,000	***	526
	BB+T CORPORATION	5.700%	04/30/14	500,000	***	533
	BURLINGTN NO SF 05 3 TR	4.830%	01/15/23	489,675	***	540
	BANC OF AMERICA COMMERCIAL MOR	5.449%	01/15/49	129,533	***	133
	BANCO SANTANDER	4.125%	11/09/22	250,000	***	254
	BANK OF AMERICA CORP	4.900%	05/01/13	475,000	***	481

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	See F-29 for definition.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	BANK OF AMERICA CORP	5.650%	05/01/18	955,000	***	1,111
	BANK OF AMERICA CORP	1.733%	01/30/14	415,000	***	418
	BANK OF AMERICA AUTO TRUST	0.590%	11/17/14	271,979	***	272
	BANK OF MONTREAL	1.400%	09/11/17	500,000	***	502
	BARCLAYS BANK PLC	6.050%	12/04/17	605,000	***	669
	BLACKROCK INC	5.000%	12/10/19	336,000	***	402
	BRAMBLES USA INC	3.950%	04/01/15	390,000	***	407
	BRITISH COLUMBIA PROV OF	2.650%	09/22/21	330,000	***	347
	BRITISH TELECOM PLC	1.434%	12/20/13	455,000	***	459
	BURLINGTN NORTH SANTA FE	3.050%	09/01/22	266,000	***	275
	CD COMMERCIAL MORTGAGE TRUST	5.886%	11/15/44	423,244	***	500
	CIGNA CORP	4.500%	03/15/21	300,000	***	336
	CIGNA CORP	4.000%	02/15/22	290,000	***	317
	CRH AMERICA INC	5.300%	10/15/13	1,086,000	***	1,122
	CVS CAREMARK CORP	5.750%	06/01/17	227,000	***	271
	CANADIAN PACIFIC RR CO	7.250%	05/15/19	250,000	***	312
	CAPITAL ONE BANK USA NA	6.500%	06/13/13	350,000	***	359
	CAPITAL ONE FINANCIAL CO	1.000%	11/06/15	474,000	***	472
	CAREFUSION CORP	5.125%	08/01/14	250,000	***	266
	CAROLINA POWER + LIGHT 1ST MORTGAGE	2.800%	05/15/22	240,000	***	246
	CATERPILLAR FINANCIAL SE	2.650%	04/01/16	465,000	***	488
	CATHOLIC HEALTH	2.950%	11/01/22	370,000	***	373
	CD COMMERICAL MORTGAGE TRUST	5.617%	10/15/48	400,000	***	460
	CELGENE CORP	1.900%	08/15/17	175,000	***	178
	CENTERPOINT ENER HOUSTON	5.700%	03/15/13	465,000	***	470
	CENTERPOINT ENER TRANSITION	2.161%	10/15/21	190,000	***	198
	CHASE ISSUANCE TRUST	1.580%	08/16/21	467,000	***	471
	CHEVRON CORP	2.355%	12/05/22	640,000	***	641
	CITIBANK CREDIT CARD ISSUANCE	5.350%	02/07/20	500,000	***	603
	CITIGROUP COMMERCIAL MORTGAGE	5.738%	03/15/49	275,000	***	306
	CITIGROUP INC	5.375%	08/09/20	547,000	***	645
	CITIGROUP INC	4.450%	01/10/17	320,000	***	354
	COMERICA INC	3.000%	09/16/15	232,000	***	245
	COMMERCIAL MORTGAGE PASS THROU	4.715%	03/10/39	430,000	***	445
	GREENWICH CAPITAL COMMERCIAL F	5.867%	07/10/38	495,000	***	568
	GREENWICH CAPITAL COMMERCIAL F	5.444%	03/10/39	495,000	***	570
	COMMONWEALTH EDISON	1.950%	09/01/16	608,000	***	627
	CONNECTICUT LIGHT + PWR	5.000%	04/01/15	825,000	***	901
	CONSUMERS ENERGY COMPANY	5.150%	02/15/17	220,000	***	255
	RABOBANK NEDERLAND	3.950%	11/09/22	250,000	***	256
	COSTOC WHOLESALE CORP	1.700%	12/15/19	640,000	***	644
	COVIDEN INTL FIANCE SA COMPANY	1.350%	05/29/15	322,000	***	326
	CS FIRST BOSTON MORTGAGE SECUR	4.813%	02/15/38	222,254	***	228

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	CREDIT SUISSE USA INC	5.500%	08/15/13	320,000	***	330
	CREDIT SUISSE NEW YORK	6.000%	02/15/18	395,000	***	454
	CREDIT SUISSE COMMERCIAL MORTGAGE	5.676%	03/15/39	418,799	***	433
	DBUBS MORTGAGE TRUST	3.642%	08/10/44	300,000	***	326
	DELTA AIR LINES 2010 2A	4.950%	11/23/20	420,757	***	459
	DIRECTV HOLDINGS/FING	5.875%	10/01/19	245,000	***	290
	WALT DISNEY COMPANY	2.350%	12/01/22	650,000	***	656
	DOMINION RESOURCES INC	2.611%	09/30/66	755,000	***	706
	DOW CHEMICAL CO/THE	4.250%	11/15/20	265,000	***	295
	DUKE ENERGY CAROLINAS	5.750%	11/15/13	470,000	***	491
	DUKE ENERGY CAROLINAS	1.750%	12/15/16	320,000	***	328
	EOG RESOURCES INC	2.625%	03/15/23	125,000	***	126
	ERAC USA FINANCE COMPANY	5.600%	05/01/15	420,000	***	460
	EASTMAN CHEMICAL CO	4.500%	01/15/21	680,000	***	755
	ENERGY TRANSFER PARTNERS	5.200%	02/01/22	525,000	***	599
	ENSCO PLC	3.250%	03/15/16	315,000	***	334
	ENTERPRISE PRODUCTS OPER	5.650%	04/01/13	202,000	***	204
	ENTERPRISE PRODUCTS OPER	1.250%	08/13/15	466,000	***	469
	FED HM LN PC POOL G01629	6.000%	10/01/33	43,061	***	48
	FED HM LN PC POOL G11657	4.500%	12/01/18	310,204	***	331
	FED HM LN PC POOL A77952	5.000%	05/01/38	54,949	***	59
	FED HM LN PC POOL G14174	5.000%	03/01/25	428,341	***	461
	FED HM LN PC POOL J00617	5.500%	12/01/20	131,670	***	143
	FED HM LN PC POOL J00921	5.000%	12/01/20	47,925	***	52
	FED HM LN PC POOL J01060	5.000%	01/01/21	52,198	***	56
	FED HM LN PC POOL J01201	5.000%	02/01/21	39,116	***	42
	FED HM LN PC POOL C03475	6.000%	04/01/40	412,785	***	449
	FED HM LN PC POOL C03506	6.000%	05/01/40	952,013	***	1,035
	FED HM LN PC POOL A11544	5.500%	06/01/33	32,756	***	36
	FED HM LN PC POOL A15942	6.000%	11/01/33	34,237	***	38
	FED HM LN PC POOL B19557	5.500%	07/01/20	390,841	***	424
	FED HM LN PC POOL A26586	6.000%	09/01/34	54,649	***	61
	FED HM LN PC POOL Q02688	4.000%	08/01/41	275,099	***	305
	FED HM LN PC POOL G11868	5.500%	07/01/20	154,750	***	168
	FREDDIE MAC	6.000%	03/15/17	355,240	***	379
	FANNIE MAE	2.717%	02/25/22	510,000	***	534
	FNMA POOL 253880	6.500%	07/01/16	54,303	***	58
	FNMA POOL 357821	6.000%	05/01/35	977,366	***	1,086
	FREDDIE MAC	3.500%	11/15/25	805,000	***	882
	FREDDIE MAC	3.500%	12/15/25	1,956,857	***	2,140
	FREDDIE MAC	3.500%	12/15/25	2,348,143	***	2,569
	FHLMC MULTIFAMILY STRUCTURED P	4.333%	10/25/20	650,000	***	757
	FHMS K701 A2	3.882%	11/25/17	515,000	***	579

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	FNMA POOL 514135	6.000%	07/01/14	4,155	***	4
	FNMA POOL 532577	7.000%	07/01/15	41,860	***	44
	FNMA POOL 535675	7.000%	01/01/16	82,551	***	87
	FNMA POOL 535740	7.000%	12/01/15	13,607	***	14
	FNMA POOL 555417	6.000%	05/01/33	152,312	***	170
	FNMA POOL 555545	5.000%	06/01/18	170,143	***	185
	FNMA POOL 555591	5.500%	07/01/33	193,368	***	213
	FNMA POOL 574924	7.000%	04/01/16	17,739	***	19
	FNMA POOL 611020	6.500%	01/01/17	47,310	***	51
	FNMA POOL AH6737	4.000%	02/01/26	651,908	***	698
	FNMA POOL AJ5733	3.500%	12/01/41	3,259,978	***	3,540
	FNMA POOL AJ6859	3.500%	11/01/41	1,079,021	***	1,172
	FNMA POOL AJ7717	3.000%	12/01/26	923,310	***	975
	FNMA POOL AK2989	3.000%	05/01/27	1,870,545	***	1,977
	FNMA POOL AL0194	4.000%	01/01/41	1,912,673	***	2,131
	FNMA POOL AL1123	3.500%	11/01/26	814,763	***	865
	FNMA POOL AP0632	2.500%	07/01/27	995,108	***	1,041
	FNMA POOL AP2540	3.500%	08/01/42	528,311	***	565
	FNMA POOL AP4459	3.500%	08/01/42	512,419	***	548
	FNMA POOL 651377	6.000%	07/01/17	87,974	***	95
	FNMA POOL 712104	5.000%	05/01/18	39,680	***	43
	FNMA POOL 725704	6.000%	08/01/34	118,764	***	133
	FNMA POOL 730716	6.000%	08/01/33	96,026	***	107
	FNMA POOL 734059	5.500%	08/01/33	30,560	***	34
	FNMA POOL 745932	6.500%	11/01/36	368,152	***	413
	FNMA POOL 756154	6.000%	11/01/33	148,068	***	166
	FNMA POOL 763689	5.000%	01/01/34	22,418	***	25
	FNMA POOL 792191	5.500%	09/01/34	181,043	***	198
	FNMA POOL 805176	5.500%	01/01/20	247,638	***	268
	FNMA POOL 890338	5.000%	05/01/41	613,751	***	665
	FNMA POOL 908560	5.500%	01/01/22	23,553	***	26
	FNMA POOL 915350	4.500%	04/01/23	134,154	***	144
	FNMA POOL 942224	5.500%	07/01/37	482,069	***	524
	FNMA POOL 944026	6.500%	08/01/37	802,823	***	899
	FNMA POOL 995467	4.500%	09/01/23	428,518	***	461
	FNMA POOL AA4266	4.500%	05/01/24	130,334	***	140
	FNMA POOL AB0536	6.000%	02/01/37	316,671	***	350
	FNMA POOL AD7368	4.000%	07/01/25	546	***	585
	FIFTH THIRD BANK	0.421%	05/17/13	350,000	***	350
	FICO STRIP PRIN	0.010%	05/11/18	580,000	***	544
	FORD CREDIT AUTO OWNER TRUST	1.580%	09/15/15	1,130,000	***	1,143
	FORD CREDIT AUTO OWNER TRUST	0.620%	09/15/14	104,277	***	104

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	FORD CREDIT AUTO OWNER TRUST	1.000%	09/15/17	120,000	***	121
	FORD CREDIT AUTO OWNER TRUST	4.250%	02/03/17	550,000	***	589
	FORD CREDIT AUTO OWNER TRUST	3.000%	06/12/17	702,000	***	721
	GE CAPITAL CREDIT CARD MASTER	2.210%	06/15/16	500,000	***	504
	GE CAPITAL CREDIT CARD MASTER	0.759%	01/15/17	600,000	***	603
	GNMA POOL 569327	6.500%	04/15/32	266,870	***	317
	GNMA POOL 580880	6.500%	11/15/31	30,982	***	36
	GNMA POOL 583958	6.500%	06/15/32	51,785	***	62
	GNMA II POOL 003624	5.500%	10/20/34	149,888	***	167
	GNMA II POOL 004599	5.000%	12/20/39	598,443	***	662
	GNMA II POOL 004686	4.000%	05/20/25	620,618	***	673
	GNMA II POOL 004696	4.500%	05/20/40	5,058,322	***	5,577
	GNMA II POOL 004800	4.000%	09/20/40	1,096,301	***	1,203
	GNMA II POOL 004801	4.500%	09/20/40	4,721,102	***	5,220
	GNMA II POOL 004833	4.000%	10/20/40	2,330,599	***	2,559
	GNMA POOL 434787	8.000%	05/15/30	12,219	***	13
	GNMA POOL 434429	6.500%	06/15/14	519	***	1
	GNMA POOL 434476	6.000%	08/15/14	5,262	***	5
	GNMA POOL 485856	6.500%	10/15/31	40,501	***	47
	GNMA POOL 726316	5.000%	09/15/39	665,851	***	740
	GNMA POOL 728974	5.000%	12/15/39	1,241,434	***	1,359
	GNMA POOL 731661	5.000%	08/15/40	659,992	***	726
	GNMA POOL 732075	4.000%	05/15/25	1,475,400	***	1,591
	GNMA POOL 737261	4.000%	05/15/25	7,828,710	***	8,442
	GNMA POOL 737651	5.000%	11/15/40	194,202	***	214
	GNMA POOL 487166	6.000%	05/15/14	2,474	***	3
	GNMA POOL 488737	6.000%	04/15/14	124	***	—
	GNMA POOL 496511	6.000%	02/15/14	140	***	—
	GNMA POOL 499306	6.000%	08/15/14	7,937	***	8
	GNMA POOL 499281	6.500%	06/15/14	453	***	—
	GNMA POOL 499406	6.000%	03/15/14	5,779	***	6
	GNMA POOL 500796	8.000%	07/15/30	11,644	***	12
	GNMA POOL 500932	6.000%	06/15/14	640	***	1
	GNMA POOL 508857	6.000%	09/15/14	424	***	—
	GNMA POOL 510279	6.000%	08/15/14	5,203	***	5
	GNMA POOL 510403	5.000%	01/15/35	52,991	***	58
	GNMA POOL 510844	8.000%	12/15/29	1,206	***	1
	GNMA POOL 513731	6.500%	07/15/14	339	***	—
	GNMA POOL 515804	8.000%	06/15/30	3,290	***	3
	GNMA POOL 518044	8.000%	12/15/29	2,412	***	3
	GNMA POOL 521708	8.000%	12/15/29	341	***	—
	GNMA POOL 526364	8.000%	07/15/30	4,733	***	5
	GNMA POOL 533946	6.500%	04/15/32	10,590	***	12

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	GNMA POOL 550887	5.000%	08/15/35	73,302	***	80
	GNMA POOL 551678	6.500%	10/15/31	2,694	***	3
	GNMA POOL 551077	6.500%	11/15/31	18,347	***	22
	GNMA POOL 551120	6.500%	08/15/31	84,585	***	100
	GNMA POOL 552571	6.500%	05/15/32	59,002	***	70
	GNMA POOL 271940	5.500%	08/15/18	209,184	***	227
	GNMA POOL 751247	4.000%	10/15/40	1,593,780	***	1,760
	GNMA POOL 780762	6.500%	04/15/13	1,137	***	1
	GNMA POOL 781410	5.500%	03/15/17	178,851	***	192
	GS MORTGAGE SECURITIES CORPORA	4.761%	10/17/39	398,000	***	429
	GS MORTGAGE SECURITIES CORPORA	5.553%	04/10/38	550,000	***	619
	GNMA POOL 622278	5.000%	04/15/35	68,643	***	75
	GNMA POOL 631242	5.500%	06/15/35	220,850	***	246
	GNMA POOL 641601	5.000%	03/15/35	82,842	***	91
	GNMA POOL 646865	5.000%	08/15/35	34,157	***	37
	GE CAPITAL COMMERCIAL MORTGAGE	0.0001%	03/10/44	1,027,794	***	10
	GENERAL DYNAMICS CORP	2.250%	07/15/16	255,000	***	267
	GENERAL ELECTRIC CO	5.250%	12/06/17	390,000	***	460
	GENERAL ELEC CAP CORP	4.375%	09/16/20	372,000	***	415
	GENERAL ELEC CAP CORP	2.900%	01/09/17	500,000	***	529
	GENERAL ELEC CAP CORP	1.625%	07/02/15	397,000	***	404
	GOLDMAN SACHS GROUP INC	6.000%	06/15/20	385,000	***	457
	GOVERNMENT NATIONAL MORTGAGE A	3.500%	07/20/23	503,512	***	558
	GOVERNMENT NATIONAL MORTGAGE A	5.000%	08/20/39	340,297	***	377
	GOVERNMENT STIF 18	0.012%	12/31/30	11,926,669	***	11,927
	GREAT RIVER ENERGY	5.829%	07/01/17	529,787	***	563
	GREEN TREE FINANCIAL CORPORATI	7.050%	01/15/19	46,913	***	47
	GRUPO TELEVISA SAB	6.000%	05/15/18	500,000	***	590
	HCP INC	3.750%	02/01/16	379,000	***	402
	HSBC USA INC	1.625%	01/16/18	660,000	***	661
	HSBC BANK USA	4.875%	08/24/20	570,000	***	635
	HARLEY DAVIDSON MOTORCYCLE TRU	1.160%	02/15/15	197,521	***	198
	HARLEY DAVIDSON MOTORCYCLE TRU	0.960%	05/16/16	244,000	***	245
	HEALTH CARE REIT INC	3.625%	03/15/16	296,000	***	313
	CANADA GOVERNMENT	0.875%	02/14/17	543,000	***	547
	HEWLETT PACKARD CO	5.400%	03/01/17	465,000	***	498
	HEWLETT PACKARD CO	5.500%	03/01/18	265,000	***	287
	HONDA AUTO RECEIVABLES OWNER T	1.130%	10/15/14	444,633	***	446
	HONDA AUTO RECEIVABLES OWNER T	0.940%	03/18/15	368,583	***	370
	HSBC FINANCE CORP	4.750%	07/15/13	535,000	***	546
	HOWARD HUGHES MEDICAL IN	3.450%	09/01/14	425,000	***	446

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost		(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	HYDRO QUEBEC LOCAL GOVT	1.375%	06/19/17	476,000	*	**	482
	HYUNDAI AUTO RECEIVABLES TRUST	1.650%	02/15/17	500,000	*	**	510
	HYUNDAI CAPTIAL AMERICA	2.125%	10/02/17	596,000	*	**	600
	INCITEC PIVOT LTD	4.000%	12/07/15	500,000	*	**	526
	INTL BK RECON + DEVELOP	0.500%	11/26/13	635,000	*	**	637
	IBM CORP	0.750%	05/11/15	500,000	*	**	503
	JPMORGAN CHASE + CO	6.125%	06/27/17	524,000	*	**	612
	JPMORGAN CHASE + CO	6.000%	01/15/18	430,000	*	**	515
	JPMORGAN CHASE + CO	4.400%	07/22/20	315,000	*	**	356
	JP MORGAN CHASE COMMERCIAL MOR	4.404%	01/12/39	106,000	*	**	110
	JP MORGAN CHASE COMMERCIAL MOR	5.814%	06/12/43	500,000	*	**	571
	JP MORGAN CHASE COMMERCIAL MOR	3.364%	11/13/44	160,000	*	**	173
	JOY GLOBAL INC	5.125%	10/15/21	215,000	*	**	237
	KAISER FOUNDATION HOSPIT COMPANY	3.500%	04/01/22	431,000	*	**	454
	KANSAS GAS + ELECTRIC CO	6.700%	06/15/19	147,000	*	**	187
	KEY BANK NA	5.800%	07/01/14	465,000	*	**	498
	KINDER MORGAN ENER PART	6.850%	02/15/20	170,000	*	**	214
	KFW	2.000%	06/01/16	500,000	*	**	523
	KROGER CO/THE COMPANY	6.800%	12/15/18	262,000	*	**	327
	KROGER CO/THE	4.950%	01/15/15	237,000	*	**	256
	LB UBS COMMERCIAL MORTGAGE TRU	0.675%	09/15/39	8,451,033	*	**	85
	LB UBS COMMERCIAL MORTGAGE TRU	5.303%	02/15/40	57,651	*	**	58
	LG+E + KU ENERGY LLC	2.125%	11/15/15	610,000	*	**	623
	LIBERTY MUTUAL GROUP INC	4.950%	05/01/22	95,000	*	**	104
	LOCKHEED MARTIN CORP	2.125%	09/15/16	215,000	*	**	223
	ML CFC COMMERCIAL MORTGAGE	5.172%	12/12/49	405,000	*	**	461
	MACQUARIE BANK LTD	3.450%	07/27/15	350,000	*	**	364
	MARATHON PETROLEUM CORP	5.125%	03/01/21	275,000	*	**	324
	MCKESSON CORP	2.700%	12/15/22	145,000	*	**	145
	MELLON FUNDING CORP	5.500%	11/15/18	460,000	*	**	540
	MERRILL LYNCH + CO	6.050%	05/16/16	710,000	*	**	782
	MERRILL LYNCH MORTGAGE TRUST	0.249%	09/12/42	522,943	*	**	5
	MONONGAHELA POWER CO	6.700%	06/15/14	360,000	*	**	389
	MORGAN STANLEY CAPITAL I	5.042%	08/13/42	465,000	*	**	503
	MORGAN STANLEY	5.625%	09/23/19	250,000	*	**	283
	MORGAN STANLEY	3.800%	04/29/16	615,000	*	**	646
	MORGAN STANLEY CAPITAL I	5.575%	04/12/49	305,809	*	**	315
	MURRAY ST INV TRUST I COMPANY	4.647%	03/09/17	590,000	*	**	638
	NCUA GUARANTEED NOTES	2.900%	10/29/20	339,000	*	**	361
	NABORS INDUSTRIES INC	9.250%	01/15/19	175,000	*	**	231

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost		(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	NATIONWIDE FINANCIAL SER	5.375%	03/25/21	329,000	*	**	351
	NBCUNIVERSAL MEDIA LLC	5.150%	04/30/20	409,000	*	**	485
	NET APP INC	2.000%	12/15/17	625,000	*	**	623
	NEVADA POWER CO	5.875%	01/15/15	565,000	*	**	622
	NEWCREST FINANCE PTY LTD	4.200%	10/01/22	225,000	*	**	231
	NEXTERA ENERGY CAPITAL	1.611%	06/01/14	570,000	*	**	576
	NIPPON TELEGR + TELEPH GENL	1.400%	07/18/17	500,000	*	**	506
	NISSAN AUTO RECEIVABLES OWNER	4.740%	08/17/15	80,468	*	**	81
	NISSAN AUTO RECEIVABLES OWNER	1.940%	09/15/17	590,000	*	**	605
	NOBLE ENERGY INC	8.250%	03/01/19	342,000	*	**	448
	ONCOR ELECTRIC DELIVERY	4.100%	06/01/22	340,000	*	**	371
	ONEOK PARTNERS LP	3.250%	02/01/16	282,000	*	**	298
	PNC BANK NA	6.875%	04/01/18	303,000	*	**	378
	PACIFIC GAS + ELECTRIC	6.250%	12/01/13	500,000	*	**	525
	PARTNERS HEALTHCARE SYST	3.443%	07/01/21	160,000	*	**	170
	PENSKY TRUCK LEASING	3.750%	05/11/17	684,000	*	**	716
	PENSKY TRUCK LEASING	2.500%	07/11/14	377,000	*	**	381
	PEOPLES UNITED	3.650%	12/06/22	595,000	*	**	598
	PEPCO HOLDINGS INC	2.700%	10/01/15	265,000	*	**	274
	PERNOD RICARD	4.250%	07/15/22	335,000	*	**	368
	PETRO CANADA	4.000%	07/15/13	510,000	*	**	518
	PIONEER NATURAL RESOURCE	3.950%	07/15/22	90,000	*	**	94
	PLAINS ALL AMER PIPELINE	6.125%	01/15/17	400,000	*	**	472
	PERCISION CASTPARTS CORP	2.500%	01/15/23	480,000	*	**	483
	PRIDE INTERNATIONAL INC	6.875%	08/15/20	183,000	*	**	231
	PRUDENTIAL FINANCIAL INC	4.750%	04/01/14	1,000,000	*	**	1,046
	PUBLIC SERVICE COLORADO	5.125%	06/01/19	102,000	*	**	123
	PUB SVC ELEC + GAS	5.375%	09/01/13	1,000,000	*	**	1,032
	PROVINCE OF QUEBEC	2.750%	08/25/21	390,000	*	**	407
	QUEST DIAGNOSTIC INC	3.200%	04/01/16	193,000	*	**	204
	QWEST CORP	6.500%	06/01/17	213,000	*	**	249
	RAYTHEON COMPANY	2.500%	12/15/22	650,000	*	**	641
	REYNOLDS AMERICAN INC	3.250%	11/01/22	180,000	*	**	181
	ROYAL BK OF SCOTLAND PLC	2.550%	09/18/15	315,000	*	**	322
	RYDER SYSTEM INC	5.850%	03/01/14	211,000	*	**	222
	RYDER SYSTEM INC	3.150%	03/02/15	220,000	*	**	227
	SANTANDER HOLDINGS USA	4.625%	04/19/16	127,000	*	**	133
	SANTANDER HOLDINGS USA	3.000%	09/24/15	120,000	*	**	122
	SEMPRA ENERGY	9.800%	02/15/19	170,000	*	**	238
	SHELL INTERNATIONAL	2.250%	01/06/23	950,000	*	**	939
	SMALL BUSINESS ADMINISTRATION	4.330%	07/01/14	164,487	*	**	167

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost		(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	SMALL BUSINESS ADMINISTRATION	5.200%	11/01/15	351,177	*	**	365
	SMALL BUSINESS ADMINISTRATION	4.090%	11/01/29	474,894	*	**	521
	SMALL BUSINESS ADMINISTRATION	2.860%	03/01/20	852,313	*	**	890
	SMALL BUSINESS ADMINISTRATION	2.870%	05/01/20	1,007,424	*	**	1,053
	SMALL BUSINESS ADMINISTRATION	2.440%	07/01/20	1,162,681	*	**	1,199
	SMALL BUSINESS ADMINISTRATION	1.970%	09/01/20	1,316,851	*	**	1,348
	STARWOOD HOTELS + RESORT	3.125%	02/15/23	570,000	*	**	565
	STATE STREET CORP	2.875%	03/07/16	400,000	*	**	424
	LEHMAN BROTHERS SMALL BALANCE	5.520%	09/25/30	171,621	*	**	155
	SVENSKA HANDELSBANKEN AB	3.125%	07/12/16	300,000	*	**	318
	TELECOM ITALIA CAPITAL	7.175%	06/18/19	54,000	*	**	63
	TALISMAN ENERGY	7.750%	06/01/19	345,000	*	**	445
	TECK RESOURCES LIMITED	2.500%	02/01/18	165,000	*	**	168
	TELEFONICA EMISIONES SAU	4.949%	01/15/15	290,000	*	**	304
	TEXAS INSTRUMENTS INC	2.375%	05/16/16	465,000	*	**	487
	TIME WARNER INC	4.000%	01/15/22	70,000	*	**	77
	TIME WARNER CABLE INC	7.500%	04/01/14	119,000	*	**	129
	TIME WARNER CABLE INC	8.250%	04/01/19	283,000	*	**	377
	TOTAL CAPITAL INTL SA	0.750%	01/25/16	500,000	*	**	498
	TOYOTA MOTOR	0.875%	07/17/15	500,000	*	**	502
	TOYOTA AUTO RECEIVABLES OWNER	0.530%	04/15/14	214,449	*	**	215
	TRANSOCEAN INC	2.500%	10/15/17	270,000	*	**	273
	TRAVELERS COS INC	3.900%	11/01/20	146,000	*	**	165
	EATON CORP	1.500%	11/02/17	565,000	*	**	566
	EATON CORP	2.750%	11/02/22	415,000	*	**	414
	TYCO ELECTRONICS GROUP S	6.550%	10/01/17	161,000	*	**	193
	PENTAIR FINANCE SA COMPANY	1.875%	09/15/17	350,000	*	**	351
	UBS AG STAMFORD CT	5.875%	07/15/16	330,000	*	**	368
	UNION BANK NA	5.950%	05/11/16	385,000	*	**	439
	UNION PACIFIC CORP	5.125%	02/15/14	800,000	*	**	840
	US BANCORP	2.200%	11/15/16	500,000	*	**	521
	US TREASURY N/B	2.000%	04/30/16	3,696,000	*	**	3,889
	US TREASURY N/B	0.125%	09/30/13	4,000,000	*	**	3,999
	US TREASURY N/B	1.750%	10/31/18	5,610,000	*	**	5,883
	US TREASURY N/B	0.375%	11/15/14	4,280,000	*	**	4,290
	US TREASURY N/B	0.250%	02/15/15	4,541,000	*	**	4,539
	US TREASURY N/B	1.000%	06/30/19	2,663,000	*	**	2,655
	US TREASURY N/B	0.250%	07/15/15	1,867,000	*	**	1,864
	US TREASURY N/B	0.625%	08/31/17	3,870,000	*	**	3,866
	US TREASURY N/B	0.250%	10/31/14	9,000,000	*	**	9,002
	US TREASURY N/B	0.750%	10/31/17	4,513,000	*	**	4,528

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost		(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	UNITED TECHNOLOGIES CORP	6.125%	02/01/19	175,000	*	**	218
	UNITED TECHNOLOGIES CORP	0.811%	06/01/15	363,000	*	**	367
	VALERO ENERGY CORP	9.375%	03/15/19	114,000	*	**	157
	VANDERBILT UNIVERSITY	5.250%	04/01/19	650,000	*	**	779
	CELLCO PART/VERI WIRELSS	7.375%	11/15/13	440,000	*	**	465
	VODAFONE GROUP PLC	5.625%	02/27/17	455,000	*	**	534
	VOLKSWAGEN AUTO LOAN ENHANCED	1.980%	09/20/17	1,000,000	*	**	1,025
	WACHOVIA BANK NA	4.875%	02/01/15	500,000	*	**	540
	WALGREEN CO	3.100%	09/15/22	365,000	*	**	368
	WASTE MANAGEMENT INC	6.100%	03/15/18	281,000	*	**	339
	WELLS FARGO BANK	0.520%	05/16/16	1,000,000	*	**	979
	WESTLAKE CHEMICAL	3.600%	07/15/22	250,000	*	**	251
	WESTPAC BANKING CORP	4.200%	02/27/15	440,000	*	**	472
	WRIGLEY WM JR CO	3.050%	06/28/13	420,000	*	**	425
	WRIGLEY WM JR CO	3.700%	06/30/14	394,000	*	**	408
	WYNDHAM WORLDWIDE	2.950%	03/01/17	345,000	*	**	353
	XSTRATA FINANCE CANADA	3.600%	01/15/17	222,000	*	**	234
	XSTRATA FINANCE CANADA	4.000%	10/25/22	330,000	*	**	334
	YALE UNIVERSITY	2.900%	10/15/14	250,000	*	**	261
	YARA INTERNATIONAL	5.250%	12/15/14	434,000	*	**	467
	YARA INTERNATIONAL	7.875%	06/11/19	285,000	*	**	366

			Subtotal HIMCO Bond Fund				239,996

*	BNY Mellon	Stable Value Fund, Fund #NCD6, including the following group annuity contracts:
	Monumental Life Insurance Company	Group Annuity Contract #MDA01098TR, 2.73% **			*	**	$145,690
	Natixis Financial Products Inc.	Group Annuity Contract #1879-01, 1.89% **			*	**	89,860
	Prudential	Group Annuity Contract #GA62433, 3.36% **			*	**	160,861
	Shared Holdings (bb)
	BlackRock	BlackRock Intermediate Term Credit Bond Index Fund			*	**	38,201
	BlackRock	BlackRock Commerical Mortgage- Backed Securities Index Fund			*	**	4,418
	BlackRock	BlackRock Intermediate Government Bond Index Fund			*	**	17,436
	BlackRock	BlackRock Mortgage-Backed Securities Index Fund			*	**	31,785
	BlackRock	BlackRock 1-3 Year Government Bond Index Fund			*	**	2,547
	BlackRock	BlackRock Asset-Backed Securities Index Fund			*	**	29,120
	BlackRock	BlackRock Long Term Government Bond Index Fund			*	**	7,620
	BlackRock	BlackRock 1-3 Year Credit Bond Index Fund			*	**	14,581

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(bb)	See F-29 for definition.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost		(e) Current value
	Shared Holdings (bb)	Interest rate	Maturity	Par Value
	CD COMMERCIAL MORTGAGE TRUST	5.205%	12/11/49	885,721	*	**	898
	CNH EQUIPMENT TRUST	1.190%	12/15/16	4,000,000	*	**	4,036
	CAISSE CENTRALE DESJARDN	2.650%	09/16/15	600,000	*	**	628
	CAPITAL ONE MULTI ASSET EXECUT	5.050%	02/15/16	1,900,000	*	**	1,926
	CARMAX AUTO OWNER TRUST	1.560%	07/15/14	56,831	*	**	57
	GREENWICH CAPITAL COMMERCIAL F	5.381%	03/10/39	1,928,730	*	**	1,991
	CREDIT SUISSE MORTGAGE CAPITAL	6.052%	02/15/41	809,424	*	**	831
	DISCOVER CARD MASTER TRUST	5.650%	12/15/15	2,400,000	*	**	2,458
	FANNIE MAE	2.000%	03/25/25	1,351,277	*	**	1,363
	FANNIE MAE	2.000%	08/25/26	3,270,860	*	**	3,333
	FREDDIE MAC	2.500%	08/15/25	2,705,796	*	**	2,764
	FREDDIE MAC	2.000%	02/15/40	1,958,646	*	**	1,999
	FREDDIE MAC	5.000%	07/15/32	731,475	*	**	748
	FANNIE MAE	5.000%	03/25/19	2,198,122	*	**	2,286
	FREDDIE MAC	5.000%	09/15/38	744,878	*	**	783
	FREDDIE MAC	4.500%	09/15/37	703,846	*	**	726
	FANNIE MAE	5.000%	03/25/37	724,317	*	**	743
	FANNIE MAE	2.250%	03/25/39	3,019,552	*	**	3,133
	GS MORTGAGE SECURITIES TRUST	5.506%	04/10/38	1,640,983	*	**	1,693
	GOVERNMENT NATIONAL MORTGAGE	5.000%	02/16/32	544,764	*	**	575
	GOVERNMENT STIF 18	0.012%	12/31/30	1,146,038	*	**	1,146
	GCCFC COMMERICAL MORTGAGE TRUST	4.799%	08/10/42	2,000,000	*	**	2,140
	HSBC BANK PLC	2.000%	01/19/14	425,000	*	**	429
	HYUNDAI AUTO RECEIVABLES TRUST	0.830%	12/15/15	2,000,000	*	**	2,009
	JP MORGAN CHASE COMMERCIAL MOR	5.584%	06/12/41	2,000,000	*	**	2,126
	JP MORGAN CHASE COMMERCIAL MOR	5.728%	02/12/49	116,818	*	**	117
	LB UBS COMMERICAL MORTGAGE TRUST	4.931%	09/15/35	4,000,000	*	**	4,065
	NCUA	1.600%	10/29/20	178,954	*	**	182
	NATIONAL AUSTRALIA BANK	2.500%	01/08/13	750,000	*	**	750
	NEW YORK LIFE GLOBAL FDG	3.000%	05/04/15	415,000	*	**	436
	NISSAN AUTO RECEIVABLES OWNER	0.950%	02/16/16	2,000,000	*	**	2,015
	PRUDENTIAL	0.000%		12,758,564	*	**	160,861
	US TREASURY N/B	1.375%	05/15/13	1,600,000	*	**	1,608
	US TREASURY N/B	0.250%	11/30/14	34,951,000	*	**	34,952
	WESTPAC BANKING CORP	2.900%	09/10/14	1,800,000	*	**	1,874
	WORLD OMNI AUTO RECEIVABLES TR	0.960%	08/15/16	3,000,000	*	**	3,022

			Subtotal BNY Mellon Bond Fund				396,411

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012 (CONTINUED)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Separate Account Guaranteed Investment Contract
	New York Life	Group Annuity Contract #GA29021, 2.59% **	***	88,992
	Wrapper Contracts
	Natixis Financial Products	Group Annuity Contract #1879-01, 1.89% **	***	30

		Subtotal Wrapper Contracts		30

		Subtotal Group Annuity Contracts		725,429

*	State Street Bank and Trust	State Street Cash Fund – STIF	***	33,248

		Subtotal Stable Value Fund		758,677

	Clearing Account
*	State Street Bank and Trust	Clearing Account, Fund #NCD8	***	994

		Subtotal Clearing Account		994

	Master Expense Account
*	State Street Bank and Trust	Master Expense Account, Fund #NCD9	***	25

		Subtotal Master Expense Account		25

		Investments Total		$2,920,058

	Loan Fund
*	Plan Members	Notes Receivable from Participants, maturing in 2013 through 2026 bearing interest at rates from 4.25%—10.50%	N/A	55,415

		Subtotal Loan Fund		55,415

		Grand Total		$2,975,473

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the two Guaranteed Investment Contracts under the HIMCO Bond fund: Natixis #1879-02 and Monumental Life Insurance #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the three Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: Natixis #1879-01, Monumental Life Insurance #MDA01098TR and Prudential #GA62433.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

BY:	/s/ Erin Ridge
Erin Ridge
Plan Administrator
June 28, 2013